April 27, 2011

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc. Form 10-K for the Year Ended June 30, 2010 Filed September 28, 2010 File Number 001-32543

Dear Mr. Spirgel:

This letter is in response to the oral comment from the Staff of the Securities and Exchange Commission (the “SEC”) on April 26, 2011 in connection with above-referenced form filed by Fortune Industries, Inc. (the “Company”).

The Company intends to file an Item 4.02 Form 8-K on or before Thursday, April 28, 2011 reporting its intent to restate its Form 10Q for the nine-month period ended March 31, 2010 and Form 10-K for the year ended June 30, 2010 to reclassify the previous $250,000 gain to a capital contribution, and its Form 10Q for the periods ending September 30, 2010 and December 31, 2010 to increase Additional Paid in Capital by $250,000 and increase its Accumulated Deficit by $250,000 as a result of the change from the preceding period.  The Company intends to file these amended reports on or before May 13, 2011.

You can contact me at (615) 665-9060 if you have any questions or need any further explanation.

Sincerely, /s/ Tena Mayberry Chief Executive Officer